Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements

($ in millions)

	Three Months Ended June 30, 2016	Six Months Ended June 30, 2016
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$94	$181
One-Third of Rents, Net of Income from Subleases	8	15
Preferred Stock Dividends	23	38

Total Fixed Charges	$125	$234

Earnings:
Income Before Income Taxes	$427	$862
Fixed Charges, Excluding Preferred Stock Dividends	102	196

Total Earnings	$529	$1,058

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	4.23x	4.52x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$144	$280
One-Third of Rents, Net of Income from Subleases	8	15
Preferred Stock Dividends	23	38

Total Fixed Charges	$175	$333

Earnings:

Income Before Income Taxes	$427	$862
Fixed Charges, Excluding Preferred Stock Dividends	152	295

Total Earnings	$579	$1,157

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	3.31x	3.47x